tinyB chocolate, LLC

Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

tinyB chocolate, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
tinyB chocolate, LLC
San Francisco, California

We have reviewed the accompanying financial statements of tinyB chocolate, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

August 9, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

tinyB chocolate, LLC

Balance Sheets
December 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash	$ 102,167	$ 92,223
Accounts receivable - net	7,111	19,553
Inventory	2,489	1,824
Total current assets	111,767	113,600
Property and equipment - net	8,793	17,471
	$ 120,560	$ 131,071
Liabilities and Members' Deficit		
Current liabilities:		
Accounts payable and accrued expenses	$ 5,185	$ 10,755
Note payable - current portion	19,430	13,822
Total current liabilities	24,615	24,577
Long-term liabilities:		
Note payable - net of current portion	199,418	218,848
Total liabilities	224,033	243,425
Members' deficit	(103,473)	(112,354)
Total liabilities and members' deficit	$ 120,560	$ 131,071

See report of independent accountants and accompanying notes to financial statements.

tinyB chocolate, LLC

Statements of Operations and Members' Equity (Deficit)
Years Ended December 31, 2018 and 2017

	2018	2017
Sales	$ 317,558	$ 219,872
Cost of sales	163,657	106,521
Gross profit	153,901	113,351
Operating expenses:		
Selling, general, and administrative expenses	109,366	155,727
Facility expenses	33,739	39,891
Personnel expenses	21,166	78,721
Depreciation	2,807	1,747
Total operating expenses	167,078	276,086
Operating loss	(13,177)	(162,735)
Other expense:		
Interest expense	19,489	19,037
Net loss	(32,666)	(181,772)
Members' (deficit) equity, beginning of year	(112,354)	17,654
Members' contributions	49,054	51,764
Members' distributions	(7,507)	-
Members' deficit, end of year	$ (103,473)	$ (112,354)

See report of independent accountants and accompanying notes to financial statements.

tinyB chocolate, LLC

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (32,666)	$ (181,772)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation	2,807	1,747
Gain on disposal of property and equipment	(21)	-
Change in operating assets and liabilities:		
Accounts receivable - net	12,442	5,427
Inventory	(665)	(1,824)
Accounts payable and accrued expenses	(5,570)	(10,974)
Net cash used in operating activities	(23,673)	(187,396)
Cash flows from investing activities:		
Proceeds from the sale of property and equipment	7,500	-
Purchase of property and equipment	(1,608)	-
Net cash provided by investing activities	5,892	-
Cash flows from financing activities:		
Proceeds from members' contributions	49,054	51,764
Payments for members' distributions	(7,507)	-
Payments on note payable, net	(13,822)	(17,330)
Net cash provided by financing activities	27,725	34,434
Net change in cash	9,944	(152,962)
Cash, beginning of year	92,223	245,185
Cash, end of year	$ 102,167	$ 92,223
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 19,489	$ 19,037

See report of independent accountants and accompanying notes to financial statements.

4

tinyB chocolate, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: tinyB chocolate, LLC (the "Company"), was founded in 2014 in San Francisco, California, and operates as a chocolate shop primarily focusing on corporate team building events as well as retail specialty chocolate sales.

Management's Plans: The Company's plan for 2019 and 2020 is to continue and accelerate its rapid expansion by professionalizing its sales efforts and expanding its partnerships to increase high quality referrals. Its goal is to achieve break-even by the end of 2020 and set the stage for continued growth in subsequent years to produce increased profitability. In conjunction with increased sales efforts, the Company looks forward to introducing new services that address its clients' needs for fun experiences that connect people. The Company will also move into its first dedicated production facility in quarter three of 2019, giving it ample space to grow. This will also enable the Company to take advantage of economies of scale and control costs. In 2020, the number of events will allow the Company to hire full time event staff, decreasing cost and allowing tighter quality control. The Company believes its strategic plan along with contributions from its members and financing obtained through its crowdfunding campaign will enable the Company to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. Management determined an allowance of $6,683 and $7,052 was deemed necessary at December 31, 2018 and 2017, respectively.

Inventory: Inventory consists of raw materials associated with the specialty chocolate shop. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018 and 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation on property and equipment is computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives, which is seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon shipment, for items sold through online retail outlets. Revenues from corporate team building events are recognized when the services are performed as defined in the contract.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $13,579 for 2018 and $4,303 for 2017.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

tinyB chocolate, LLC

Notes to Financial Statements, Continued

1.   Summary of Significant Accounting Policies, Continued:

Subsequent Events: Management has evaluated subsequent events through August 9, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2.   Property and Equipment:

Property and equipment consisted of the following at December 31:

	2018	2017
Machinery and equipment	10,608	19,470
Less - accumulated depreciation	1,815	1,999
	$ 8,793	$ 17,471

Depreciation expense was $2,807 for 2018 and $1,747 for 2017.

3.   Note Payable:

The Company has a promissory note outstanding with a commercial lender for the principal amount of $250,000. The note bears interest at a variable rate calculated as the prime rate plus 4% per annum (effectively 9.5% at December 31, 2018 and 8.5% at December 31, 2017) with principal and interest payments due monthly. The principal balance is to be paid in full on or before the note matures in December 2026. The outstanding balance of the note was $218,848 at December 31, 2018 and $232,670 at December 31, 2017. The note is secured by substantially all assets of the Company.

The future maturities related to the note payable at December 31, 2018 are as follows:

Year	Amount
2019	$ 19,430
2020	21,143
2021	23,241
2022	25,548
2023	28,084
Thereafter	101,402
	$ 218,848

4. **Leases:**

The Company leases storage and office space under a month-to-month operating lease agreement from a member of the Company. The Company also leases commercial kitchen space under a month-to-month operating lease agreement. The storage and office space rents for $2,000, per month plus minimal incremental costs and the commercial kitchen rented for $700 per month during 2017 and $1,200 per month during 2018. Total rent expense for the related party office and storage space was $27,297 for 2018 and $24,000 for 2017. Total rent expense related to the commercial kitchen was $3,626 for 2018 and $13,350 for 2017.